

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

<u>Via E-mail</u>
Mr. Dean Schultz
President and Chief Executive Officer
Federal Home Loan Bank of San Francisco
600 California Street
San Francisco, CA 94108

> **Re:** **Federal Home Loan Bank of San Francisco**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 23, 2011**
> **File No. 000-51398**

Dear Mr. Schultz:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel